Exhibit 99.1

Corporación América Airports Announces US$400 Million Debt Issuance by Aeropuertos Argentina Due 2036

Luxembourg, October 26, 2026 — Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the world’s leading private airport operators, announced today that Aeropuertos Argentina, its Argentine subsidiary, successfully completed a US$400 million debt issuance on October 22, 2026, bearing a coupon of 8.0% and maturing in 2036.

The issuance received orders totaling approximately US$1.0 billion from local and international investors. Proceeds will be used to refinance existing debt, extend the maturity profile of liabilities, strengthen liquidity, and fund Aeropuertos Argentina’s US$600 million in committed direct investments under the investment plan recently agreed with the Argentine government.

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2025, Corporación América Airports served 86.7 million passengers, 9.8% above the 79.0 million passengers served in 2024. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email:patricio.esnaola@caairports.com

Phone: +5411 4899-6716